Exhibit 4.9

GUARANTY SUPPLEMENT

GUARANTY SUPPLEMENT dated as of December 18, 2009, between Delhaize US Holding, Inc., a Delaware corporation (the “New Guarantor”), and JPMorgan Chase Bank, N.A., as Administrative Agent.

WHEREAS, Delhaize America, Inc., as Borrower, Delhaize Group S.A., as a Guarantor, the Subsidiary Guarantors party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Issuing Bank and Swingline Lender, and Bank of America, N.A. and Fortis Capital Corp., as Syndication Agents, Issuing Banks and Swingline Lenders, are party to the Second Amended and Restated Credit Agreement dated as of December 1, 2009 (the “Credit Agreement”) pursuant to which the Guarantors guarantee the Guaranteed Obligations; and

WHEREAS, the New Guarantor desires to become a party to the Credit Agreement as a Subsidiary Guarantor; and

WHEREAS, terms defined in the Credit Agreement and not otherwise defined herein have, as used herein, the respective meanings provided for therein;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Subsidiary Guarantee. The New Guarantor unconditionally guarantees the full and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the Guaranteed Obligations. The New Guarantor acknowledges that, by signing this Guaranty Supplement and delivering it to the Administrative Agent, the New Guarantor becomes a “Subsidiary Guarantor” for all purposes of the Credit Agreement and that its obligations under the foregoing Subsidiary Guarantee are subject to all the provisions of the Credit Agreement (including those set forth in Article 10 of the Credit Agreement) applicable to the obligations of a Subsidiary Guarantor thereunder.

2. Party to Credit Agreement. Upon delivering this Guaranty Supplement to the Administrative Agent, the New Guarantor will become a party to the Credit Agreement and will thereafter have all the rights and obligations of a Subsidiary Guarantor thereunder and be bound by all the provisions thereof as fully as if the New Guarantor were one of the original parties thereto.

3. Representations and Warranties. (a) The New Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The execution and delivery of this Guaranty Supplement by the New Guarantor and the performance by it of its obligations under the Credit Agreement as supplemented hereby are within its corporate or other powers, have been duly authorized by all necessary corporate or other action, require no action by or in respect of, or filing with, any governmental body, agency or official and do not contravene, or constitute a default under, any provision of applicable law or regulation or of its charter, by-laws or other organizational documents, or of any agreement, judgment, injunction, order, decree or other instrument binding upon it or result in the creation or imposition of any Lien on any of its assets.

(c) The Credit Agreement as supplemented hereby constitutes a valid and binding agreement of the New Guarantor, enforceable in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and (ii) general principles of equity.

4. Governing Law. This Guaranty Supplement shall be construed in accordance with and governed by the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Guaranty Supplement to be duly executed by their respective authorized officers as of the day and year first above written.

DELHAIZE US HOLDING, INC.

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Assistant Secretary

JPMORGAN CHASE BANK, N.A., as Administrative Agent

By:	/s/ James W. Peterson
Name:	James W. Peterson
Title:	Vice President